CSL

82-3785



06011976

SUPPL

Our ref.: 04/1049

10 March 2006

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2006
WASH. D.C.
185
SECTION

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

HALF YEARLY REPORT

Following are CSL's Half Yearly Report (Appendix 4D), Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 31 December 2005, Directors' Report and Declaration, Independent Review Report, Media Release and Analyst Presentation announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

Enc

dw 3/28

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454

CSL Limited
Biopharmaceuticals for Life™

22 February 2006

CSL ANNOUNCES RECORD PROFIT AND UPGRADE[1]

CSL Limited today announced its first half result for period ended 31 December 2005 and forecast a profit upgrade for the full year result.

HIGHLIGHTS

Financial

- Reported net profit after tax (NPAT) was $176.4 million, up 34% when compared to six months ended 31 December 2004;
  - NPAT from continuing operations[2] grew by 54%;
- Reported sales revenue was $1.4 billion, down 1%;
  - Reported sales revenue from continuing operations[2] grew by 8%;
  - ZLB Behring sales revenue, up 11%;
- Net operating cashflow, up 38% to $264 million;
- Earnings per share was 97 cents, up 45%;
- Interim dividend of 28 cents, unfranked, payable on 13 April 2006;
- Full year profit upgrade $335 million - $350 million.

Operational

- GARDASIL™ (Human Papilloma Virus Vaccine) accepted for priority review by US Food and Drug Administration (FDA);
- US Influenza Vaccine Strategy announced;
- ZLB Behring margin expansion;
- US plasma therapies market conditions continue to improve;
- Vivaglobin™ (Subcutaneous Immunoglobulin) approved by US FDA;
- 12% liquid IVIG – US FDA submission imminent.

Dr McNamee, CSL's Managing Director said, "This excellent result is underpinned by ZLB Behring's outstanding earnings performance.

"The commitment by the staff at ZLB Behring over the past 18 months to restructure their business and achieve their efficiency goals has been impressive. The new improved manufacturing centres of excellence have driven margin expansion during a period of strong sales growth.

[1] The company's results for the six months ended 31 December 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.
[2] Adjusted for the contribution of JRH in 1H05 (December 2004).

Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

"In conjunction with a very pleasing 38% growth in operating cashflow, the Board has been confident in approving a substantial increase in the dividend paid to shareholders. Shareholders should also note the Board's intention to more evenly apportion dividends between the first and second half of the each financial year," Dr McNamee said.

BUSINESS REVIEW

Result overview

CSL Limited's operating results for the six months ended 31 December 2005 reflect a strong contribution by ZLB Behring. Solid demand for Helixate® (recombinant Factor VIII) and plasma products, together with increases in Carimune (IVIG) pricing, have contributed to this growth.

CSL Bioplasma's 30% sales decline arises from the Australian National Blood Authority's (NBA) new policy on recombinant products for haemophilia patients reducing plasma derived product sales. Also, with the introduction of the new Plasma Products Agreement (PPA), the two tier pricing mechanism previously in place was removed and a more even revenue stream was introduced between the first and second half of the financial year.

CSL Pharmaceutical sales improved by 14%, largely driven by growth in northern hemisphere influenza vaccine sales. A new agreement was also recently signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new vaccines for the prevention of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®). Preparations are also underway planning for the launch of GARDASIL™ in Australia.

The Group's operating cashflow grew 38%. Sales growth in ZLB Behring, efficient use of working capital, and sale of products manufactured using the lower cost base of the restructured business were the key growth drivers.

During the period the company successfully completed its second share buyback program with a total of 18 million shares repurchased over the last 18 months, returning approximately $600m to shareholders thereby enhancing earnings per share.

Business development

HPV
CSL's licensee, Merck, submitted a Biologics License Application (BLA) for GARDASIL™ (quadrivalent human papillomavirus types 6, 11, 16, 18, recombinant vaccine) to the U.S. Food and Drug Administration (FDA) during December, 2005. This has since been accepted and been given priority review by the FDA. A priority designation is intended for products that address unmet medical needs. The FDA has indicated the review goal date is 8 June 2006.

Merck has also made applications to regulatory authorities in the European Union, Australia, Mexico, Brazil, Argentina, Taiwan and Singapore.

Influenza
The company announced earlier this month plans to introduce its influenza vaccine into the U.S. market. An investment of $80 million in plant and equipment will double capacity at the company's Melbourne facility to approximately 40 million doses per season, making it one of the largest vaccine manufacturing plants in the world.

CSL plans to initiate a human clinical study of the vaccine in the US later this year, and submit a Biologics License Application to the US FDA within 12 months, for both multi dose vial and thiomersal-free single-dose syringe products. Contingent upon regulatory approval, the company intends to have vaccine available for the US 2007-2008 flu season. The company will have the potential to supply up to 20 million doses to the U.S. as the expanded plant comes online in 2008- 2009.

Pandemic Influenza
The company recently announced encouraging results from its initial clinical trail of a pandemic influenza vaccine based on the H5N1 avian virus. The study population used in the trial demonstrated an appropriate immune response to the vaccine showing it is possible to vaccinate humans against H5N1. Further research is required to determine the necessary dose level and demonstrate safety.

Immunoglobulin
The US FDA approved Vivaglobin in early January 2006. Vivaglobin is the first subcutaneous immunoglobulin approved in the US and offers primary immune deficient patients with an alternative infusion method.

The company expects to submit a Biologics License Application to the US FDA for its 12% liquid IVIG product in the very near future.

OUTLOOK

Commenting on CSL's outlook, Dr McNamee said, "CSL has a high quality, diverse product portfolio complemented by an exciting organic growth pipeline with a number of products now approaching the market. They include GARDASIL™; our influenza vaccine products; and a series of improved plasma products.

"Looking specifically at the second half of this financial year, we have adjusted our financial expectation upwards. Improved conditions in the US for our therapies, together with the majority of ZLB Behring restructuring benefits now flowing through to earnings, justifies confidence in improved financial performance specifically in the second half of this year.

For the 2005/06 fiscal year we now expect reported net profit after tax to be between $335 and $350 million. This is of course subject to currency fluctuation and material price movements in core plasma products," Dr McNamee said.

For further information, please contact:
Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au

82-3785

Group Results[1]

Half year ended December	1H06 $M	1H05 $M
Sales	1,393.1	1,414.1
Other Revenue	24.9	21.4
Total Revenue	1,418.0	1,435.5
Earnings before Interest, Tax, Depreciation & Amortisation	311.2	302.6
Depreciation / Amortisation	50.3	62.2
Net Interest Expense	9.0	16.1
Tax Expense	75.5	93.1
Net Profit from Ordinary Activities	176.4	131.2
Interim Dividend (cents)	28	17
EPS (cents)	96.7	66.5

Reconciliation of prior period (1H05)

Net profit from ordinary activity under AGAAP	160.1
A-IFRS adjustments as per new standard	-28.9
Net profit from ordinary activity under A-IFRS	131.2
Contribution from JRH	17.0
NPAT from continuting operations under A-IFRS	114.2

[1] *The company's results for the six months ended 31 December 2005 are reported in accordance with the Australian Equivalents to International Financial Reporting Standards (A-IFRS). The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.*

CSL Limited

ABN: 99 051 588 348

ASX Half-year information
31 December 2005

Lodged with the ASX under Listing Rule 4.2A.
This information should be read in conjunction
with the 30 June 2005 Annual Report.

Contents **Page**

CSL Limited

ABN: 99 051 588 348

Appendix 4D
Half-year ended 31 December 2005

(Previous corresponding period:
Half-year ended 31 December 2004)

Results for Announcement to the Market

- Revenues from ordinary activities down 1.2% to $1,417,999,000. Revenue from continuing operations (excluding JRH) up 7.5%.
- Profit from ordinary activities after tax and net profit for the period attributable to members up 34.4% to $176,423,000. Profit from continuing operations after tax and net profit for the period (excluding JRH) up 54.4%.

Dividends

	Amount per security	Franked amount per security
Interim dividend (declared subsequent to balance date)	28¢	Unfranked
Interim dividend from the previous corresponding period	17¢	17¢
Final dividend (prior year)	30¢	30¢
Special dividend (prior year)	10¢	1.78¢
Record date for determining entitlements to the dividend:	20 March 2006	

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report.

CSL Limited
Half-year report – 31 December 2005

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CSL Limited
Directors' report

The Board of Directors of CSL Limited has pleasure in presenting their report on the consolidated entity for the half-year ended 31 December 2005. The report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and comparative periods have been restated accordingly.

Directors

The following persons were directors of CSL Limited during the whole of the half-year and up to the date of this report:

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw
Mr K J Roberts, AM
Dr A C Webster

Review of Operations

In the half year, total revenue for the Group decreased by 1.2% to $1.418b (reflecting the sale of JRH Biosciences) and net profit after tax increased by 34.4% to $176.4m over the same period last year. Net profit after tax from continuing operations taking into account the sale of JRH grew by 54%. Cash flow generated from operations for the half year increased by 37.6% to $264.3m.

The operating results for the period reflected a strong contribution by ZLB Behring provided by solid demand for Helixate and plasma products together with an increase in Carimune pricing contributing to the growth. CSL Bioplasma's 30% sales decline arises from the Australian National Blood Authority's (NBA's) new policy on recombinant products for Haemophilia patients reducing plasma derived product sales. With the introduction of the new Plasma Products Agreement (PPA), the two tier pricing mechanism previously in place was removed and a more even revenue stream was introduced between the first and second half of the financial year.

CSL Pharmaceutical sales improved by 14% largely driven by growth in the sales of the Company's influenza vaccine in the Northern Hemisphere. A new Agreement was also recently signed with Merck & Co, Inc (Merck) for the Australian distribution of a number of important new vaccines for the prevent of shingles (ZOSTAVAX®), rotavirus induced gastroenteritis (ROTATEQ®) and a combined measles, mumps, rubella and chicken pox vaccine (PROQUAD®) as well as the current marketed range of Merck vaccines. Work was also underway planning for the launch of GARDASIL® in Australia and New Zealand.

During the period the Company successfully completed its second share buyback program with a total of 18m shares being repurchased over the last 18 months returning approximately $600m to shareholders, thereby enhancing earnings per share.

In December 2005, CSL's licensee, Merck, submitted a Biologics Licence Application (BLA) for GARDASIL® to the US FDA which has since been accepted and given priority review with a review goal date set at 8 June, 2006.

Recently the Company also announced its plans to introduce its influenza vaccine into the US market and initiate a clinical study of the vaccine in the US later this year with plans to submit a BLA to the US FDA within 12 months.

The Company also recently announced its results from its initial clinical trial of a pandemic influenza vaccine showing that it was possible to vaccinate humans against the pandemic strain H5N1 avian virus with a further clinical program to be undertaken during the course of the next 12 months to determine the necessary dose level and safety.

In January 2006, the US FDA approved Vivaglobin the Company's subcutaneous immunoglobulin. The Company expects to submit a BLA to the US FDA for its 12% liquid IVIG imminently.

A final dividend of 30c per ordinary share (fully franked) and a special dividend of 10c per share (franked to 1.78c per share) was paid out of profits for the year ended 30 June 2005 on 10 October 2005. The Directors have declared an interim dividend of 28c per ordinary share, unfranked, payable on 13 April 2006.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 5.

Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of the directors.





Peter H Wade
CHAIRMAN

Brian A McNamee
MANAGING DIRECTOR

22 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our review of the financial report of CSL Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



Denis Thorn
Partner
22 February 2006

CSL Limited
Consolidated income statement
For the half-year ended 31 December 2005

	Notes	Consolidated Entity December 2005 $000	Consolidated Entity December 2004 $000
Sales revenue	2	**1,393,060**	1,414,146
Cost of sales		**(839,716)**	(872,723)
Gross profit		**553,344**	541,423
Other revenue		**24,939**	21,359
Research and development expenses		**(71,233)**	(75,478)
Selling and marketing expenses		**(159,763)**	(144,259)
General and administration expenses		**(75,413)**	(98,476)
Finance costs		**(19,942)**	(20,206)
Profit from ordinary activities before income tax expense – continuing operations		**251,932**	224,363
Income tax expense– continuing operations	4	**(75,509)**	(93,125)
Net profit attributable to members of CSL Limited	9	**176,423**	131,238

		Cents	Cents
Earnings per share for profit attributable to the ordinary holders of the company:			
Basic earnings per share	5	**96.65**	66.54
Diluted earnings per share	5	**92.09**	64.55

82-3785

CSL Limited
Consolidated balance sheet
As at 31 December 2005

	Notes	Consolidated Entity December 2005 $000	June 2005 $000	December 2004 $000
CURRENT ASSETS				
Cash and cash equivalents		**593,685**	723,842	273,233
Trade and other receivables		**573,801**	559,227	632,784
Inventories		**916,292**	946,583	1,254,227
Other financial assets		**10,889**	-	-
Total Current Assets		**2,094,667**	2,229,652	2,160,244
NON-CURRENT ASSETS				
Trade and other receivables		**12,513**	11,014	10,967
Other financial assets		**10,501**	19,578	17,803
Property, plant and equipment		**772,200**	769,143	876,707
Deferred tax assets		**76,363**	76,659	183,524
Intangible assets		**799,017**	786,435	865,449
Retirement benefit assets		**464**	50	-
Total Non-Current Assets		**1,671,058**	1,662,879	1,954,450
TOTAL ASSETS		**3,765,725**	3,892,531	4,114,694
CURRENT LIABILITIES				
Trade and other payables		**329,288**	398,555	396,891
Interest-bearing liabilities		**16,811**	15,141	34,028
Other financial liabilities		**899**	-	-
Current tax liabilities		**80,636**	37,130	18,924
Provisions		**83,248**	81,891	117,016
Deferred government grants		**296**	296	296
Retirement benefit liabilities		**17,405**	-	-
Total Current Liabilities		**528,583**	533,013	567,155
NON-CURRENT LIABILITIES				
Interest bearing liabilities		**1,018,443**	995,839	950,251
Non-current tax liabilities		**8,636**	-	-
Deferred tax liabilities		**69,176**	78,277	136,116
Provisions		**66,404**	78,546	82,603
Deferred government grants		**2,517**	2,664	1,434
Retirement benefit liabilities		**109,581**	95,667	116,548
Total Non-Current Liabilities		**1,274,757**	1,250,993	1,286,952
TOTAL LIABILITIES		**1,803,340**	1,784,006	1,854,107
NET ASSETS		**1,962,385**	2,108,525	2,260,587
EQUITY				
Contributed equity	7	**955,505**	1,223,466	1,533,829
Reserves	8	**(147,095)**	(183,036)	(31,975)
Retained earnings	9	**1,153,975**	1,068,095	758,733
TOTAL EQUITY		**1,962,385**	2,108,525	2,260,587

CSL Limited
Consolidated statement of recognised income and expense
For the half-year ended 31 December 2005

82-3785

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Profit for the period	**176,423**	131,238
Exchange differences on translation of foreign operations, net of qualifying net investment hedges	**33,708**	(33,941)
Gains on available-for-sale financial assets, net of tax	**642**	-
Actuarial gains/(losses) on defined benefit plans, net of tax	**(17,059)**	(2,663)
Net income (expense) recognised directly in equity	**17,291**	(36,604)
Total recognised income and expense for the period attributable to equity holders	**193,714**	94,634

CSL Limited
Consolidated cash flow statement
For the half-year ended 31 December 2005

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Cash flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**1,446,806**	1,354,069
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,146,561)**	(1,112,948)
	300,245	241,121
Interest received	**10,983**	4,169
Income taxes paid	**(31,618)**	(39,666)
Borrowing costs	**(15,358)**	(13,558)
Net cash inflow from operating activities	**264,252**	192,066
Cash flows from Investing Activities		
Proceeds from sale of property, plant and equipment	**-**	722
Payments for property, plant and equipment	**(37,718)**	(64,780)
Payments for other investments	**(66)**	-
Proceeds from other investments	**-**	375
Proceeds (payments) from sale of controlled entities	**(14,920)**	-
Payments for restructuring of acquired entities and businesses	**(6,122)**	(60,606)
Payment for intellectual property	**(8,628)**	(9,237)
Dividends received	**396**	-
Net cash (outflow) from investing activities	**(67,058)**	(133,526)
Cash flows from Financing Activities		
Proceeds from issue of shares	**13,115**	5,492
Payments for share buy backs	**(281,538)**	-
Dividends paid	**(73,484)**	(29,737)
Proceeds from borrowings	**-**	175,316
Repayment of borrowings	**(1,126)**	(46,449)
Net cash inflow (outflow) from financing activities	**(343,033)**	104,622
Net increase (decrease) in cash and cash equivalents	**(145,839)**	163,162
Cash and cash equivalents at the beginning of the period	**719,746**	110,343
Exchange rate variations on foreign cash and cash equivalent balances	**12,976**	(5,425)
Cash and cash equivalents at the end of the period	**586,883**	268,080

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled as follows:

Cash and cash equivalents	**593,685**	273,233
Bank overdrafts	**(6,802)**	(5,153)
	586,883	268,080

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by CSL Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

(b) Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards ('AIFRS')

This interim financial report is the first CSL Limited interim financial report to be prepared in accordance with AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of CSL Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the CSL Limited interim financial report for the half-year ended 31 December 2005, the Group has amended the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and net income are presented in note 13.

(c) Early adoption of standard

The Group has elected to apply AASB 119 *Employee Benefits (issued December 2004)* to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

(d) Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and land and buildings.

(e) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the period and at balance date (together being the consolidated entity).

All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial period, its results are included in the consolidated income statement from the date on which control commences. Where there is loss of control of an entity, the consolidated income statement includes the results for the part of the reporting period during which control existed.

(f) Foreign Currency Translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is CSL Limited's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the rate of exchange ruling at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in functional currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as securities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as securities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

Assets and liabilities of foreign operations are translated to Australian dollars at the rates of exchange ruling at the end of the reporting period. Revenue and expenses of foreign operations are translated to Australian dollars at the average rates of exchange ruling for the period. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of the post 1 July 2004 exchange differences are recognised in the income statement as part of the gain or loss on sale.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Interest income

Interest income is recognised as it accrues (using the effective interest rate method).

Other revenue

Other revenue is recognised as it accrues.

Dividend income

Dividend income is recognised when the shareholders' right to receive the payment is established.

(h) Government Grants

Government grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to an expense item are deferred and recognised in the income statement over the period necessary to match them with the expenses that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in current and non-current liabilities as deferred income and is released to the income statement on a straight line basis over the expected economic lives of the related assets.

(i) Borrowing Costs

Borrowing costs are expensed as incurred, except where they are directly attributable to the acquisition or construction of a qualifying asset, in which case they are capitalised as part of the cost of that asset.

(j) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(k) Income Tax

Income tax on the profit or loss for the reporting period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the reporting period based on the income tax rate for each jurisdiction that has been enacted or substantially enacted at reporting date and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences, at the tax rates expected to apply when the assets are recovered or liabilities are settled, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences arising from the initial recognition of an asset or a liability that affect neither accounting profit nor taxable profit and differences relating to investments in controlled entities, to the extent they will probably not reverse in the foreseeable future, are not provided for.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and tax losses.

(l) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions, investments in money market instruments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues (using the effective interest rate method).

(m) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. A provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

(n) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value.

Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(o) Investments and other financial assets

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on investments and other financial assets within the scope of AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

In accordance with AIFRS, subsequent to 1 July 2005, the Group classifies its investments as financial assets at fair value through the profit or loss, or available for sale financial assets. The classification depends on the purpose for which the investments were acquired. The Group determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date when allowed and appropriate.

Financial assets at fair value through profit or loss
This category includes financial assets held for trading and financial assets designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. A financial asset is designated in this category if there exists the possibility it will be sold in the short term, and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.

Financial assets at fair value through the profit or loss are carried at fair value.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are designated as available-for-sale. They are included in non-current assets unless it is intended to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are carried at fair value.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investment revaluation reserve until they are sold or impaired, at which time the accumulated fair value adjustments are included in the income statement.

The fair value of financial assets are based on active market prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the specific circumstances.

(p) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

The Group has taken the exemption available under AASB 1 not to apply AASB 3 to past business combinations that occurred before transition to AIFRS.

In accordance with AIFRS, where an entity is acquired and the fair value of the identifiable net assets acquired, including any existing restructuring liabilities and contingent liabilities assumed of the acquired entity, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is recognised immediately in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where goodwill arises it is brought to account on the basis described in Note 1(u).

(q) Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost, which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

Plant and equipment is stated at cost less depreciation, amortisation and accumulated impairment losses, which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(r) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently whenever events or changes in circumstances indicate that it may be impaired

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the consolidated income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(s) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(t) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in interest bearing liabilities.

Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate on the finance balance outstanding. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense in the income statement on a straight-line basis.

Surplus lease space
The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(u) Goodwill
On acquisition of some or all of the assets of another entity, the identifiable net assets acquired (including contingent liabilities assumed) are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill. Goodwill is not amortised.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

For business combinations prior to 1 July 2004, the date of transition to AIFRS, goodwill is included on the basis of its cost, being the amount recorded under the previous AGAAP. The classification and accounting treatment of business combinations that occurred prior to transition has not been reconsidered in preparing the Group's opening AIFRS balance at 1 July 2004.

(v) Research and Development, Patents and Intellectual Property
Current expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use, is capitalised if the products are technically and commercially feasible and adequate resources are available to complete development. All other development expenditure is recognised in the income statement as an expense as incurred.

Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life.

Purchased intellectual property and other intangibles are carried at cost less accumulated amortisation and accumulated impairment losses. Purchased intellectual property and other intangibles are amortised over the expected benefit, not exceeding 20 years.

The carrying value of intellectual property and other intangibles with finite useful lives is tested for impairment annually, or more frequently where events or changes in circumstances indicate that it might be impaired.

(w) Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(x) Interest-Bearing Liabilities
Bank and other loans are recognised initially at fair value net of transactions costs incurred. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of borrowings using the effective interest method.

(y) Derivative Financial Instruments
The Group may use derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

In accordance with treasury policy, the Group does not hold or issue derivative trading instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

In accordance with AGAAP, prior to 1 July 2005, the consolidated entity entered into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

Gains or costs arising from entering into forward exchange contracts, together with the subsequent exchange gains or losses resulting from remeasurement of those contracts by reference to movements in spot exchange rates are deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

In accordance with AIFRS, effective 1 July 2005, derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, in which case the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When the forecasted transaction, which is subject to a derivative financial instrument designated as a hedge, results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

(z) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation arising from past transactions or events, it is more likely than not a future sacrifice of economic benefits will be made, and a reliable estimate of the amount of the obligation can be made.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The following specific recognition criteria must also be met before a provision is recognised:

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring
A restructuring provision is recognised when the main features of the restructuring are planned, there is a demonstrable commitment to the restructuring and a detailed plan is developed within three months or prior to the completion of the financial report, if earlier.

Onerous contracts
A provision for onerous contracts is recognised when the expected economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

(aa) Employee Benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs expected to be settled within one year, together with benefits arising from wages and salaries and annual leave which will be settled after one year, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the projected unit credit method.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Superannuation Plans
The Group contributes to defined benefit and defined contribution superannuation plans for the benefit of all employees. Defined benefit superannuation plans provide defined lump sum benefits based on years of service and final average salary. Defined contribution plans receive fixed contributions from Group companies and the Group's legal and constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with maturity and currency that match, as closely as possible, the estimated future cash outflows.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in retained earnings as incurred.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation are taken into account in measuring the net liability or asset.

Contributions to defined contribution superannuation plans are recognised as an expense as they become payable.

Termination Benefits arising as a consequence of acquisitions
Liabilities for termination benefits relating to an acquired entity are recognised if an existing termination benefit liability, of the acquired entity, exists as at the date of the acquisition. Liabilities for termination benefits arising as a result of the acquisition are recognised in accordance with note 1(z).

(bb) Share-based payments

Under the Revised Senior Executive Share Ownership Plan and Employee Performance Rights Plan, Group Executives and Employees are granted options or performance rights over CSL Limited shares, which only vest if the Company and the individual achieve certain performance hurdles.

Under the Global Employee Share Plan, all employees are granted the option to acquire discounted CSL Limited shares.

No employee expense is recognised in respect of options and rights granted before 7 November 2002 and/or vested before 1 Jan 2005. The shares are recognised when the options or rights are exercised and the proceeds received allocated to share capital.

The fair value of options or rights granted after 7 November 2002 and vesting after 1 January 2005 is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is recognised over the period during which the employees become unconditionally entitled to the options. The fair value at grant date is independently determined using a combination of the Binomial and Black Scholes option valuation methodologies, taking into account the terms and conditions upon which the options and rights were granted.

The fair value of the options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the Company revises its estimate of the number of options and rights that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate of the number of options and rights that are expected to vest. No expense is recognised for options and rights that do not ultimately vest, except where vesting is conditional upon a market condition.

Upon exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital.

(cc) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue or buy-back of shares are shown in equity as a deduction, net of tax, from equity.

(dd) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

2 Segmental Information

Primary Reporting - business segments

December 2005	ZLB Behring	Other Human Health	Total Human Health (i)	Biosciences	Elimin -ations	Consoli -dated
	$000	$000	$000	$000	$000	$000
External sales	1,211,430	181,630	**1,393,060**	-	-	**1,393,060**
Other external revenue	2,138	11,420	**13,558**	-	-	**13,558**
Segment revenue	1,213,568	193,050	**1,406,618**	-	-	**1,406,618**
Unallocated revenue						**11,381**
Total revenue						1,417,999
Segment earnings	259,402	9,661	**269,063**	-	-	**269,063**
Finance costs						**(19,942)**
Unallocated revenue net of unallocated expenses						**2,811**
Profit from ordinary activities before tax						**251,932**
Income tax expense						**(75,509)**
Profit from ordinary activities after tax						**176,423**

December 2004	ZLB Behring	Other Human Health	Total Human Health (i)	Biosciences	Elimin -ations	Consoli -dated
	$000	$000	$000	$000	$000	$000
External sales	1,091,376	203,998	1,295,374	118,772	-	1,414,146
Other external revenue	14,185	890	15,075	-	-	15,075
Intersegment revenue	-	34	34	330	(364)	-
Segment revenue	1,105,561	204,922	1,310,483	119,102	(364)	1,429,221
Unallocated revenue						6,284
Total revenue						1,435,505
Segment earnings	182,526	40,790	223,316	24,067	-	247,383
Finance costs						(20,206)
Unallocated expense net of unallocated revenue						(2,814)
Profit from ordinary activities before tax						224,363
Income tax expense						(93,125)
Profit from ordinary activities after tax						131,238

Defined business segments	*Products/services*
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

(i) The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

3 Revenue and Expenses

Profit before income tax includes the following items of revenue, income and expense for which disclosure is relevant in explaining the performance of the Group.

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Other revenue		
Government grants	**473**	-
General and administration expenses		
Expense of share based payments	**2,057**	1,055
Other relevant expenses		
Depreciation and Amortisation of Property, Plant and Equipment	**47,411**	60,669
Amortisation of intellectual property (i)	**2,931**	1,497

(i) The functional expense classification of General and Administration Expenses includes intellectual property amortisation.

4 Income Tax

The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Profit from ordinary activities before income tax expense	**251,932**	224,363
Income tax calculated at 30%	**75,580**	67,309
Tax effect of non-assessable / non-deductible items		
Non-deductible expenses	**6,727**	4,714
Research and development	**(2,292)**	(1,060)
Sundry items	**(687)**	1,291
Derecognition (utilisation) of deferred tax assets	**(19,992)**	9,440
Effects of different rates of tax on overseas income	**16,679**	4,021
Under (over) provision in previous year	**(506)**	7,410
Income tax expense attributable to profit from ordinary activities	**75,509**	93,125

5 Earnings Per Share

	Consolidated Entity	
	December 2005 $000	December 2004 $000
The following reflects the income and share information used in the calculation of basic and diluted earnings per share:		
Earnings used in calculating basic earnings per share	**176,423**	131,238
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic earnings per share:*	**182,544,111**	197,226,179
Effect of dilutive securities:		
Share options	**512,406**	416,321
Performance rights	**479,480**	149,644
Global employee share plan	**5,998**	3,370
Contingent consideration	**8,036,002**	5,524,892
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**191,577,997**	203,320,406

* refer note 7 for a reconciliation of the movement in issued shares

Contingent consideration
In accordance with AASB 133 *Earnings per share*, contingent consideration that may be settled in either cash or ordinary shares is required to be included in the calculation of diluted earnings per share where the effect is dilutive.

Conversions, calls, subscription or issues after 31 December 2005
There have been no ordinary shares issued since 31 December 2005.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

6 Dividends

	Consolidated Entity	
	December 2005 $000	December 2004 $000
Ordinary shares		
Dividends provided for or paid during the half-year	**73,484**	51,249
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 28 cents (2004 - 17 cents) per fully paid ordinary share, unfranked (2004 -fully franked at 30%). The aggregate amount of the proposed interim dividend expected to be paid on 13 April 2006 out of retained earnings at 31 December 2005, but not recognised as a liability at the end of the half-year, is	**50,617**	33,650

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan continues to be suspended for the current interim dividend.

7 Contributed Equity

Movements in the contributed equity

	Number of Shares	$000
Ordinary shares		
Balance as at 1 July 2004	196,448,377	1,502,417
Shares issued to employees through participation in SESOP II	692,036	9,421
Shares issued to shareholders through participation in Dividend Reinvestment Plan	770,457	21,442
Shares issued to employees through participation in Global Employee Share Plan	32,431	549
Balance as at 31 December 2004	197,943,301	1,533,829
Shares issued to employees through participation in SESOP II	293,174	6,425
Shares issued to shareholders through participation in Dividend Reinvestment Plan	-	-
Shares issued to employees through participation in Global Employee Share Plan	35,895	1,007
Share buy back pursuant to on-market program	(10,000,000)	(317,795)
Balance as at 30 June 2005	188,272,370	1,223,466
Shares issued to employees through participation in SESOP II	**471,410**	**12,529**
Shares issued to shareholders through participation in Dividend Reinvestment Plan	**-**	**-**
Shares issued to employees through participation in Global Employee Share Plan	**29,789**	**1,048**
Share buy back pursuant to on-market program	**(8,000,000)**	**(281,538)**
Balance as at 31 December 2005	**180,773,569**	**955,505**

8 Reserves

	Consolidated Entity		
	December 2005 $000	June 2005 $000	December 2004 $000
Composition			
Foreign currency translation reserve	**(152,131)**	(185,839)	(33,971)
Share based payments reserve	**4,394**	2,803	1,996
Available-for-sale investment reserve	**642**	-	-
	(147,095)	(183,036)	(31,975)

Nature and purpose of reserves

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

The Share Based Payments Reserve is used to recognise the fair value of options issued but not exercised.

The Available-for-sale Investments Reserve is used to recognise changes in the value of investments that are classified as available-for-sale. Amounts are recognised in profit or loss when the associated assets are sold or impaired.

9 Retained Earnings

	Consolidated Entity		
	December 2005 $000	June 2005 $000	December 2004 $000
Retained earnings as at the beginning of the period	**1,068,095**	681,407	681,407
Net actuarial gains / (losses)	**(17,059)**	(16,136)	(2,663)
Dividends provided for or paid	**(73,484)**	(84,950)	(51,249)
Net profit attributable to CSL Limited	**176,423**	487,774	131,238
Retained Earnings as at the end of the period	**1,153,975**	1,068,095	758,733

10 NTA Backing

	December 2005	June 2005	December 2004
Net tangible asset backing per ordinary security	**$6.44**	$7.02	$7.05

11 Changes in controlled entities

The parent entity did not gain or lose control of any entities during the half-year.

12 Contingent Liabilities and Contingent Assets

There have been no changes to contingent liabilities and contingent assets since the last annual reporting date.

Contingent consideration on acquisition

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

13 **Explanation of transition to Australian equivalents to IFRSs.**

(a) **Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

i). **At the date of transition to AIFRS: 1 July 2004**

	Notes	Consolidated Entity Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		114,896	-	114,896
Trade and other receivables	ix	532,196	31,860	564,056
Inventories		1,352,578	-	1,352,578
Other	ix	31,860	(31,860)	-
Other financial assets		-	-	-
Total Current Assets		2,031,530	-	2,031,530
NON-CURRENT ASSETS				
Trade and other receivables		6,489	-	6,489
Other financial assets		8,223	-	8,223
Property, plant and equipment		887,017	-	887,017
Deferred tax assets	v	77,644	192,825	270,469
Intangible assets		859,870	-	859,870
Other	xi	4,610	(4,610)	-
Retirement benefit assets	ii	-	1,026	1,026
Total Non-Current Assets		1,843,853	189,241	2,033,094
TOTAL ASSETS		3,875,383	189,241	4,064,624
CURRENT LIABILITIES				
Trade and other payables		458,502	-	458,502
Interest-bearing liabilities	x	13,297	(5,353)	7,944
Other financial liabilities		-	-	-
Current tax liabilities		26,903	-	26,903
Provisions	x	199,406	5,353	204,759
Deferred government grants	iv	-	296	296
Total Current Liabilities		698,108	296	698,404
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	854,347	(13,759)	840,588
Deferred tax liabilities	v	80,577	61,239	141,816
Provisions	ii,x	168,309	(86,023)	82,286
Deferred government grants	iv	-	204	204
Retirement benefit liabilities	ii	-	116,591	116,591
Total Non-Current Liabilities		1,103,233	78,252	1,181,485
TOTAL LIABILITIES		1,801,341	78,548	1,879,889
NET ASSETS		2,074,042	110,693	2,184,735
EQUITY				
Contributed equity		1,502,417	-	1,502,417
Reserves	xv	77,343	(76,432)	911
Retained earnings	xvi	494,282	187,125	681,407
TOTAL EQUITY		2,074,042	110,693	2,184,735

ii). At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		273,233	-	273,233
Trade and other receivables	ix	606,554	26,230	632,784
Inventories		1,254,227	-	1,254,227
Other	ix	26,230	(26,230)	-
Other financial assets		-	-	-
Total Current Assets		2,160,244	-	2,160,244
NON-CURRENT ASSETS				
Trade and other receivables		10,967	-	10,967
Other financial assets		17,803	-	17,803
Property, plant and equipment		876,707	-	876,707
Deferred tax assets	v	75,805	107,719	183,524
Intangible assets	i	841,861	23,588	865,449
Other	xi	3,940	(3,940)	-
Retirement benefit assets		-	-	-
Total Non-Current Assets		1,827,083	127,367	1,954,450
TOTAL ASSETS		3,987,327	127,367	4,114,694
CURRENT LIABILITIES				
Trade and other payables		396,891	-	396,891
Interest-bearing liabilities	x	38,355	(4,327)	34,028
Other financial liabilities		-	-	-
Current tax liabilities		18,924	-	18,924
Provisions	x	112,689	4,327	117,016
Deferred government grants	iv	-	296	296
Total Current Liabilities		566,859	296	567,155
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	960,832	(10,581)	950,251
Deferred tax liabilities	v	91,853	44,263	136,116
Provisions	ii,x	174,268	(91,665)	82,603
Deferred government grants	iv	-	1,434	1,434
Retirement benefit liabilities	ii	-	116,548	116,548
Total Non-Current Liabilities		1,226,953	59,999	1,286,952
TOTAL LIABILITIES		1,793,812	60,295	1,854,107
NET ASSETS		2,193,515	67,072	2,260,587
EQUITY				
Contributed equity		1,533,829	-	1,533,829
Reserves	xv	56,654	(88,629)	(31,975)
Retained earnings	xvi	603,032	155,701	758,733
TOTAL EQUITY		2,193,515	67,072	2,260,587

iii). At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
CURRENT ASSETS				
Cash and cash equivalents		723,842	-	723,842
Trade and other receivables	ix	536,983	22,244	559,227
Inventories		946,583	-	946,583
Other	ix	22,244	(22,244)	-
Other financial assets		-	-	-
Total Current Assets		2,229,652	-	2,229,652
NON-CURRENT ASSETS				
Trade and other receivables		11,014	-	11,014
Other financial assets		19,578	-	19,578
Property, plant and equipment		769,143	-	769,143
Deferred tax assets	v	97,414	(20,755)	76,659
Intangible assets	i,vi	744,143	42,292	786,435
Other	xi	3,352	(3,352)	-
Retirement benefit assets	ii	-	50	50
Total Non-Current Assets		1,644,644	18,235	1,662,879
TOTAL ASSETS		3,874,296	18,235	3,892,531
CURRENT LIABILITIES				
Trade and other payables		398,555	-	398,555
Interest-bearing liabilities	x	21,861	(6,720)	15,141
Other financial liabilities		-	-	-
Current tax liabilities		37,130	-	37,130
Provisions	x	75,171	6,720	81,891
Deferred government grants	iv	-	296	296
Total Current Liabilities		532,717	296	533,013
NON-CURRENT LIABILITIES				
Interest bearing liabilities	x,xi	1,003,035	(7,196)	995,839
Deferred tax liabilities	v	106,814	(28,537)	78,277
Provisions	ii,x	157,218	(78,672)	78,546
Deferred government grants	iv	-	2,664	2,664
Retirement benefit liabilities	ii	-	95,667	95,667
Total Non-Current Liabilities		1,267,067	(16,074)	1,250,993
TOTAL LIABILITIES		1,799,784	(15,778)	1,784,006
NET ASSETS		2,074,512	34,013	2,108,525
EQUITY				
Contributed equity	iii	1,223,034	432	1,223,466
Reserves	xv	(62,121)	(120,915)	(183,036)
Retained earnings	xvi	913,599	154,496	1,068,095
TOTAL EQUITY		2,074,512	34,013	2,108,525

(b) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

i). Reconciliation of profit for the half-year ended 31 December 2004

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
Sales revenue		1,414,146	-	1,414,146
Cost of sales	xiv	(863,987)	(8,736)	(872,723)
Gross profit		550,159	(8,736)	541,423
Other revenue	iv,xii	23,311	(1,952)	21,359
Research and development expenses		(75,478)	-	(75,478)
Selling and marketing expenses		(144,259)	-	(144,259)
General and administration expenses	ii,iii,xii, xiii,xiv	(110,794)	12,318	(98,476)
Other expenses – Net assets of discontinued operations		-	-	-
Other expenses	i,xiii	(25,034)	25,034	-
Finance costs		(20,206)	-	(20,206)
Profit from ordinary activities before income tax expense – continuing operations		197,699	26,664	224,363
Income tax expense – continuing operations	v	(37,588)	(55,537)	(93,125)
Net profit attributable to members of CSL Limited		160,111	(28,873)	131,238

ii). Reconciliation of profit for the year ended 30 June 2005

		Consolidated Entity		
	Notes	Previous AGAAP $000	Effect of transition to AIFRS $000	AIFRS $000
Sales revenue	vi	2,749,934	(141,327)	2,608,607
Cost of sales	vi,xiv	(1,686,776)	68,301	(1,618,475)
Gross profit		1,063,158	(73,026)	990,132
Other revenue	iv,vi,xii,	502,976	(461,418)	41,558
Research and development expenses	vi	(145,721)	4,763	(140,958)
Selling and marketing expenses	vi	(332,336)	7,470	(324,866)
General and administration expenses	ii,iii,vi, xii xiii,xiv	(174,583)	58,079	(116,504)
Other expenses – Net assets of discontinued operations	vi	(178,548)	178,548	-
Other expenses	i,vi,xiii	(51,366)	51,366	-
Finance costs	vi	(41,640)	2,561	(39,079)
Profit from ordinary activities before income tax expense – continuing operations		641,940	(231,657)	410,283
Income tax expense – continuing operations	v	(95,422)	(80,132)	(175,554)
Net Profit after tax from continuing operations		546,518	(311,789)	234,729
Net Profit after tax from discontinued operations	vi	-	253,045	253,045
Net profit attributable to members of CSL Limited		546,518	(58,744)	487,774

(c) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(d) Adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB *139 Financial Instruments: Recognition and Measurement*

The adoption, effective 1 July 2005, of AASB 132 and AASB 139 has not resulted in any material adjustments to the consolidated balance sheet.

(e) Notes to the reconciliations

i). Goodwill

In accordance with AIFRS, from 1 July 2004 goodwill acquired in a business combination is no longer amortised. Instead goodwill is subject to an annual impairment test focusing on the cash flows of the related cash generating units.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *intangible assets*	-	23,588	43,052
(Increase) *deferred tax liabilities*	-	(5,736)	(10,676)
NET ASSETS	-	17,852	32,376
(Increase)/decrease *foreign currency translation reserve*	-	(69)	1,951
(Increase) *retained earnings*	-	(17,783)	(34,327)
TOTAL EQUITY	-	(17,852)	(32,376)

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Decrease) *other expenses*	(23,537)	(45,564)
Increase *income tax expense*	5,754	11,237
NET PROFIT	(17,783)	(34,327)

ii). Employee Benefits

In accordance with AIFRS, actuarial valuations have been used to measure and recognise the net benefit or obligation attributable to current and prior periods of the defined benefit superannuation plans and other retirement benefit plans that the Group sponsors.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *retirement benefit assets*	1,026	-	50
Increase *deferred tax assets*	8,229	6,957	5,160
(Increase) *retirement benefit liabilities*	(533)	(793)	(159)
(Increase) *non-current provisions*	(20,886)	(17,449)	(12,992)
(Increase) *deferred tax liabilities*	(225)	-	(11)
NET ASSETS	(12,389)	(11,285)	(7,952)
Decrease *foreign currency translation reserve*	-	385	(393)
(Increase)/decrease *retained earnings*	12,389	10,900	8,345
TOTAL EQUITY	12,389	11,285	7,952

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Decrease) *general and administration expenses*	(5,412)	(29,967)
Increase *income tax expense*	1,260	9,787
NET PROFIT	(4,152)	(20,180)

In addition, in accordance with AASB 119 *Employee Benefits,* Retirement benefit liabilities are presented separately from provision and therefore liabilities recognised in the AGAAP balance sheet have been reclassified as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *non-current provisions*	116,058	115,755	95,508
(Increase) *non-current retirement benefit liabilities*	(116,058)	(115,755)	(95,508)
NET ASSETS	-	-	-

iii). **Share-based Payments**

In accordance with AIFRS, a share based payments expense has been recognised for options, performance rights and share plan arrangements granted after 7 November 2002 that remain unexercised as at 1 January 2005.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Increase) *contributed equity*	-	-	(432)
(Increase) *share based payments reserve*	(941)	(1,996)	(2,803)
Decrease *retained earnings*	941	1,996	3,235
TOTAL EQUITY	-	-	-

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *general and administration expenses*	1,055	2,294
NET PROFIT	1,055	2,294

iv). **Government Grants**

In accordance with AIFRS, where a government grant relates to the acquisition or construction of an asset, the fair value is deferred and released, on a straight-line basis, to the income statement over the expected useful life of the relevant asset.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *deferred tax assets*	150	519	888
(Increase) *current deferred government grants*	(296)	(296)	(296)
(Increase) *non-current deferred government grants*	(204)	(1,434)	(2,664)
NET ASSETS	(350)	(1,211)	(2,072)
Decrease *retained earnings*	350	1,211	2,072
TOTAL EQUITY	350	1,211	2,072

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *other revenue*	1,230	2,460
(Decrease) *income tax expenses*	(369)	(738)
NET PROFIT	861	1,722

v). **Income Taxes**

In accordance with AIFRS, the 'balance sheet' approach has been adopted in accounting for income taxes. This requires the identification of temporary differences for each asset and liability. These differences take into consideration the numerous tax jurisdictions in which the group operates and the differences in the book and tax bases of assets and liabilities as a result of the acquisition of Aventis Behring which under AGAAP were treated as permanent differences. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the CSL Group to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets and liabilities with differences in bases are realised. Such a deferred tax asset is not recognised under AGAAP.

In addition, in accordance with AASB 112 *Income Tax*, deferred tax assets and deferred tax liabilities of the same taxable entity/group are required to be set-off if they relate to income taxes levied by the same taxation authority and the entity/group has a legally enforceable right to set-off current tax assets against current tax liabilities.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase/(decrease) *deferred tax assets*	184,446	100,243	(26,803)
(Increase)/decrease *deferred tax liabilities*	(61,014)	(38,527)	39,224
NET ASSETS	123,432	61,716	12,421
Decrease *foreign currency translation reserve*		12,824	13,736
(Increase) *retained earnings*	(123,432)	(74,540)	(26,157)
TOTAL EQUITY	(123,432)	(61,716)	(12,421)

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *income tax expenses (non-cash)*	48,892	97,275
NET PROFIT	48,892	97,275

The total incremental effect on deferred tax assets and liabilities arising from transition to AIFRS is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Deferred tax assets			
- balance sheet approach / set-off (above)	184,446	100,243	(26,803)
- employee benefits (note ii)	8,229	6,957	5,160
- government grants (note iv)	150	519	888
	192,825	107,719	(20,755)
Deferred tax liabilities			
- balance sheet approach / set-off (above)	(61,014)	(38,527)	39,224
- goodwill (note i)	-	(5,736)	(10,676)
- employee benefits (note ii)	(225)	-	(11)
	(61,239)	(44,263)	28,537

The total incremental effect on the consolidated income statement arising from transition to AIFRS is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Income tax expense – continuing operations		
- balance sheet approach (above)	48,892	97,275
- goodwill (note i)	5,754	11,237
- employee benefits (note ii)	1,260	9,787
- government grants (note iv)	(369)	(738)
- discontinued operations (note vi)	-	(37,429)
	55,537	80,132

vi). Profit on sale of business unit

In accordance with AIFRS, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve that relates to the business unit being disposed must be recognised in the profit or loss account as part of the gain or loss on disposal. The gain or loss on disposal is also recalculated to incorporate the impact of the non-amortisation of goodwill as noted above.

The incremental effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Decrease) *intangible assets*	-	-	(760)
NET ASSETS	-	-	(760)
(Increase) *foreign currency translation reserve*	-	-	(11,200)
Decrease *retained earnings*	-	-	11,960
TOTAL EQUITY	-	-	760

The incremental effect on the consolidated income statement is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
(Increase) *other expenses*	-	(796)
(Decrease) *net profit from discontinued operations*	-	(11,164)
NET PROFIT	-	(11,960)

In addition, in accordance with AASB 5 Non-current assets Held for Sale and Discontinued Operations, the results of a disposed business unit and the profit on the sale of that business unit are removed from results from continuing operations and separately disclosed. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *sales revenue*	-	141,327
(Decrease) *cost of sales*	-	(94,449)
Decrease *other revenue*	-	458,246
(Decrease) *research and development expenses*	-	(4,763)
(Decrease) *selling and marketing expenses*	-	(7,470)
(Decrease) *general and administration expenses*	-	(9,348)
(Decrease) *other expenses – net assets of discontinued operations*	-	(178,548)
(Decrease) *other expenses*	-	(796)
(Decrease) *finance costs*	-	(2,561)
(Decrease) *income tax expense – continuing operations*	-	(37,429)
(Increase) *net profit after from discontinued operations*	-	(264,209)
NET PROFIT	-	-

vii). Foreign currency translation reserve: cumulative translation differences

In accordance with an exemption provided by AASB 1, the Group has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to $Nil. Accordingly the opening balance and subsequent foreign currency reserve transfers have been adjusted.

The effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *foreign currency translation reserve*	54,536	54,648	96,787
(Increase) *retained earnings*	(54,536)	(54,648)	(96,787)
TOTAL EQUITY	-	-	-

There is no effect on the consolidated income statement.

viii). Land and Buildings

In accordance with an exemption provided by AASB 1, the Group has elected to use a previous AGAAP revaluation of land and buildings as deemed cost. Accordingly, the balance of the asset revaluation reserve has been transferred to retained earnings.

The effect on the consolidated balance sheet is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *asset revaluation reserve*	22,837	22,837	22,837
(Increase) *retained earnings*	(22,837)	(22,837)	(22,837)
TOTAL EQUITY	-	-	-

There is no effect on the consolidated income statement.

ix). AIFRS presentational adjustment – Prepayments

In accordance with AASB 101 *Presentation of Financial Statements* Prepayments have been reclassified from *Other assets* to *Trade and other receivables* as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Increase *trade and other receivables*	31,860	26,230	22,244
(Decrease) *other assets*	(31,860)	(26,230)	(22,244)
NET ASSETS	-	-	-

x). AIFRS presentational adjustments – Surplus lease space provisions

In accordance with AASB 101 *Presentation of Financial Statements* Surplus lease space provisions have been reclassified from Interest bearing liabilities to Provisions as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Decrease *current interest bearing liabilities*	5,353	4,327	6,720
(Increase) *current provisions*	(5,353)	(4,327)	(6,720)
Decrease *non-current interest bearing liabilities*	9,149	6,641	3,844
(Increase) *non-current provisions*	(9,149)	(6,641)	(3,844)
NET ASSETS	-	-	-

xi). AIFRS presentational adjustments – Borrowing costs

In accordance with AASB 101 *Presentation of Financial Statements* Deferred borrowing costs are included within the carrying value of Interest bearing liabilities and therefore the following adjustment has been made:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
(Decrease) *non-current other assets*	(4,610)	(3,940)	(3,352)
Decrease *non-current interest bearing liabilities*	4,610	3,940	3,352
NET ASSETS	-	-	-

xii). AIFRS presentational adjustments – Other Revenue

In accordance with AASB 101 *Presentation of Financial Statements* items previously shown gross in Other Revenue are off-set with their associated costs and shown in either other income or expenses. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Decrease *other revenue*	722	712
(Decrease) *general and administration expenses*	(722)	(712)
NET PROFIT	-	-

xiii). AIFRS presentational adjustments – Other expenses

In accordance with AASB 101 Presentation of Financial Statements, the category of other expenses has been eliminated and items have been reclassified to general and administration expenses as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *general and administration expenses*	1,497	5,802
(Decrease) *other expenses*	(1,497)	(5,802)
NET PROFIT	-	-

xiv). AIFRS presentational adjustments – Inventory write-downs

In accordance with AASB 101 *Presentation of Financial Statements,* inventory write-downs (to net realisable value) have been reclassified from general and administration expenses to cost of sales. The effect of this is as follows:

	Half-year ended 31 Dec 2004 $000	Year ended 30 June 2005 $000
Increase *cost of sales*	8,736	26,148
(Decrease) *general and administration expenses*	(8,736)	(26,148)
NET PROFIT	-	-

xv). Reserves

The total incremental effect on Reserves of the above noted adjustments is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Reserves			
- goodwill (note i)		(69)	1,951
- employee benefits (note ii)		385	(393)
- share-based payments (note iii)	(941)	(1,996)	(2,803)
- income taxes (note v)		12,824	13,736
- profit on sale of business unit (note vi)		-	(11,200)
- foreign currency translation reserve: cumulative translation differences (note vii)	54,536	54,648	96,787
- land and buildings (note viii)	22,837	22,837	22,837
	76,432	88,629	120,915

xvi). Retained Earnings

The total incremental effect on Retained earnings of the above noted adjustments is as follows:

	1 July 2004 $000	31 Dec 2004 $000	30 June 2005 $000
Retained earnings			
- goodwill (note i)	-	(17,783)	(34,327)
- employee benefits (note ii)	12,389	10,900	8,345
- share-based payments (note iii)	941	1,996	3,235
- government grants (note iv)	350	1,211	2,072
- income taxes (note v)	(123,432)	(74,540)	(26,157)
- profit on sale of business unit (note vi)		-	11,960
- foreign currency translation reserve: cumulative translation differences (note vii)	(54,536)	(54,648)	(96,787)
- land and buildings (note viii)	(22,837)	(22,837)	(22,837)
	(187,125)	(155,701)	(154,496)

CSL Limited
Directors' Declarations

The directors declare that:

(a) the financial statements and notes of the consolidated entity:

   (i) give a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

   (ii) comply with Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.





Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
22 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent review report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both CSL Limited (the company) and the entities it controlled during the period ended 31 December 2005, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising CSL Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Denis Thorn
Partner
Melbourne
22 February 2006


CSL Limited
Biopharmaceuticals for Life™

CSL Limited
2005/2006 Half Year Result
22 February 2006

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

Financial

- Profit upgrade
- Reported NPAT $176m
- Operating Cashflow $264m
- EPS 97cents - successful completion of buyback
- Interim Dividend 28 cents (unfranked)

Operational

- GARDASIL™ accepted for priority review by US FDA
- US influenza entry strategy announced
- ZLB Behring margin expansion
- US market conditions continues to improve
- Vivaglobin™ (Subcutaneous Ig) FDA approval
- 12% Liquid IVIG - US FDA submission imminent

CSL Limited
Biopharmaceuticals for Life

Financial Performance

	Reported[1] 1H06 A$M	Continuing Operations[2] 1H05 A$M	Change 1H05 v 1H06
Sales	1,393	1,295	8%
EBITDA	311	277	13%
EBIT	261	216	21%
NPAT	176	114	54%
EPS	0.97	-	-
CFO	264	194	36%

(1) *Results for the six months ended 31 December 2005 are reported in accordance with the AIFRS. The comparative period ended 31 December 2004 has also been restated in accordance with the introduction of the new standard.*
(2) *Adjusted for the contribution of JRH in 1H05 (Dec 04)*

Human Health
Business Unit Performance

- *ZLB Behring*
- *Other - Pharmaceutical*
  - *CSL Bioplasma*
  - *R&D innovation*

CSL Limited
Biopharmaceuticals for Life

ZLB Behring

- Sales A$1,211m (US$911m)
- EBITA A$262m
- Operations
  - Strong US$ sales growth +13%
    - Helixate™ sales up 21%
  - US market continues to improve
  - Vivaglobin™ US FDA approval
    - Launch imminent
  - 12% Liquid IVIG - US FDA submission imminent
  - Successful replacement of inventory benefit with synergies

ZLB B - Strong EBITA Margin Expansion


$Am
300
250
200
150
100
50
0
EBITA
Up 43%
Inventory
Discount
+160%
Dec 04
AGAAP
Dec 04
IFRS
(Excludes Inv.
Disc)
Dec 05
IFRS
(Excludes Inv
Disc)
178
183
262
EBITA

CSL Limited
Biopharmaceuticals for Life

82-3785

ZLB Behring Sales


1,000
900
800
700
600
500
400
300
200
100
0
+13%
US$803m
US$911m
Other
Immuno-globulins
Wound H
Critical Care
pdCoag
rFVIII
Dec 04
Dec 05

Sales for the 6 month period

Movement

- Strong Helixate™ growth
  - Sales up 21%
- Solid growth in albumin, pdFVIII and speciality products
- Pricing stable across most therapies
  - IVIG price improvement

CSL Limited
Biopharmaceuticals for Life

ZLB Behring - R&D

- Coagulation
  - FDA approves room temperature storage of Helixate™ FS
  - Humate-P™ /Haemate™ P volume reduction
    - approvals – 7 EU countries and USA
- Critical Care
  - Berinert™ P *(C1 esterase inhibitor)*
    - Phase III trial active in EU and USA
- Immunology
  - FDA approval of Vivaglobin™
  - 12% liquid IVIG - BLA submission imminent

CSL Bioplasma

- Sales $92m (-30%)
- Australian Business
  - NBA recombinant policy toward haemophilia
    - Impact on pdFVIII and pdFIX sales
    - Kogenate® distribution agreement in place
  - Plasma Products Agreement
    - Removal of two tier pricing mechanism introduces a more even revenue stream 1H v 2H
    - US FTA - terms of reference announced
- Asian Business
  - Continued strong demand for Albumin in China

CSL Limited
Biopharmaceuticals for Life

Pharmaceutical

- Sales $90m (+14%)
  - Growth in Northern Hemisphere Influenza Vaccine sales
- GARDASIL™ accepted for accelerated review in Australia
- New agreement signed with Merck for Australian distribution of vaccines
  - ZOSTAVAX™, RotaTeq®, ProQuad®

CSL Limited
Biopharmaceuticals for Life

Influenza Vaccine - US Entry

- Experienced influenza vaccine manufacturer
  - Registered in 16 countries world wide
  - Bulk antigen supplied for vaccines sold in 24 countries
- US$60m investment in Australian facility
  - Doubling capacity to 40m doses per season
    - Plan to supply up to 20m doses to the US
    - Increased diversity of supply for the US
    - Target registration timing - early 2007
- Broad recognition of the value of the product
  - CDC targeting increased population coverage
  - Increased reimbursement rates

CSL Limited
Biopharmaceuticals for Life

R&D Highlights

- HPV - GARDASIL™
  - Merck's submission to US Food and Drug Administration is accepted for priority review
    - FDA indicate review goal date of 8 June 2006
  - Merck has also made applications to
    - European Union, Australia, Mexico, Brazil, Argentina, Taiwan and Singapore
- ISCOMATRIX™ adjuvant
  - Manufacturing scale up and installation at Kankakee
- Influenza
  - US human clinical trails to commence 2006
- Pandemic influenza vaccine trials
  - Candidate vaccine achieves immune response
  - Further work required to determine dosage

CSL Limited
Biopharmaceuticals for Life

Financial Detail

CSL Limited
Biopharmaceuticals for Life

Continuing Operations - NPAT Growth



$Am
200
160
120
80
40
0
Dec 04 AGAAP
Goodwill + Other
Tax
Dec 04 IFRS
JRH
NPAT Up 54%
Continuing Operations Dec 04
Dec 05 IFRS
160
26
56
131
17
114
176
NPAT

CSL Limited
Biopharmaceuticals for Life

Continuing Operations - EBITA Growth



$Am
300
250
200
150
100
50
0
Dec 04
AGAAP
Other
Dec 04
IFRS
JRH
Inventory
Discount
Underlying
Dec 04
EBITA
Up 21%
Inventory
Discount
Dec 05
IFRS
239
3
242
25
217
264
EBITA

CSL Limited
Biopharmaceuticals for Life

Cash Flow from Operations

- CFO $264m up 38%
- Strong working capital management
  - Improved inventory turns — 1.83
  - Working capital to sales — 42%
- Capital Expenditure
  - 6 months to December 31 — $38m
- Outlook
  - CFO — approx. $500m
  - Capital expenditure — approx. $90m

Capital Expenditure - Investment

- Chromatographic 10% liquid IVIG
  Bern facility $50m
- Influenza manufacturing
  Melbourne facility $80m
- Filling line
  Bern facility $20m
- ISCOMATRIX™ manufacturing
  Kankakee facility $20m
- R&D Investments $10m

A$180m

CSL Limited
Biopharmaceuticals for Life

A-IFRS Restatement

- 2004 comparatives restated to A-IFRS
- Adjustments consistent with previous announcement
- Reconciliation of change in NPAT from AGAAP to A-IFRS

		A$M
NPAT December 2004 AGAAP		$160
Less A-IFRS adj (net of tax)		
Goodwill	24	
Misc.	4	
Share based payments	(1)	
Non cash tax adj.	(56)	(29)
NPAT December 2004 A-IFRS		$131m

CSL Limited
Biopharmaceuticals for Life

Group Outlook

Outlook for FY2006

- Sales revenue growth 5-8%
- R&D spend approximately $150m
- EBITA in region of $500m - $530m
- NPAT in region of $335m - $350m
  - Includes IFRS non cash tax adjustment (approx. $33m)
- Dividends not significantly franked

** Subject to currency fluctuation and material price movements in core plasma products*

CSL Limited
Biopharmaceuticals for Life

Growth Strategy



Global Specialty Bio-pharmaceutical
• HPV royalties
• Gardasil (Aust)
• Influenza vaccine
• Improved products
• ISCOMATRIX
• Novel Biotech products
Research & Development

CSL Limited
Biopharmaceuticals for Life

Appendix


CSL Limited
Biopharmaceuticals for Life

Group Results

Half year ended December	**1H06 $M**	**1H05 $M**
Sales	1,393.1	1,414.1
Other Revenue	24.9	21.4
Total Revenue	1,418.0	1,435.5
Earnings before Interest, Tax, Depreciation & Amortisation	311.2	302.6
Depreciation / Amortisation	50.3	62.2
Net Interest Expense	9.0	16.1
Tax Expense	75.5	93.1
Net Profit from Ordinary Activities	176.4	131.2
Interim Dividend (cents)	28	17
EPS (cents)	96.7	66.5

CSL Limited
Biopharmaceuticals for Life